93 West Main Street

Clinton, CT 06413

October 29, 2012

Via EDGAR Correspondence

and Email

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

FOR COMMISSION USE ONLY

RE:	Connecticut Water Service, Inc. Registration Statement on Form S-4 Filed September 4, 2012, as amended on October 12, 2012 File No. 333-183708 (the “Registration Statement”)

Dear Ms. Ransom:

Set forth below are the responses of Connecticut Water Service, Inc., a Connecticut corporation (“we”, “our” “us”, “Connecticut Water” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 23, 2012, with respect to the Registration Statement. The Company is filing today, via EDGAR, Amendment No. 2 (the “Amendment”) to the Registration Statement.

For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the Staff’s comment letter. Capitalized terms used, but not defined herein, have the meanings given to them in the Registration Statement.

Certain Federal Income Tax Consequences, page 39

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

October 29, 2012

1.	Please revise the heading of this section, and references to this section that appear in your filing, to delete the word “certain” in accordance with Section III.C.1 of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has replaced each instance of the word “certain” in the Registration Statement in regards to federal income taxes with “material U.S.”, in accordance with Section III.C.1 of Staff Legal Bulletin No. 19.

2.	Please revise this section to state explicitly that the disclosure in this section is the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment. The revised disclosure in the “Material U.S. Federal Income Tax Consequences” section of the Registration Statement explicitly states that such disclosure is the opinion of tax counsel to each of Connecticut Water and BSWC. Please see page 39 of the Amendment.

3.	It appears that counsel intends to render an opinion that the Merger will constitute a reorganization. However, the statements in this section that “it is intended that the Merger will constitute a reorganization” and “[a]ssuming that the Merger constitutes a reorganization…” do not appear to constitute an opinion of counsel that the Merger will constitute a reorganization. Please revise or advise. In addition, we note the following statement: “If the Merger does not qualify as a reorganization. . . .” To the extent counsel is rendering an opinion subject to uncertainty, please revise this section in accordance with the requirements set forth in Section III.C.4 of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment. The Company has revised its disclosure in the “Material U.S. Federal Income Tax Consequences” section of the Registration Statement to address the comment. Please see page 39 of the Amendment.

Interests of Certain Persons in the Merger, page 42

4.	We note your response to comment 8 in our letter dated September 26, 2012. Please describe the interests in the Merger that BSWC’s officers and directors have as a result of their status as agents or employees of the BSWC that may be different from BSWC’s shareholders generally.

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

October 29, 2012

Response: The Company acknowledges the Staff’s comment. The Company has revised the “Interests of Certain Person in the Merger” section of the Registration Statement to more fully describe the interests in the Merger of BSWC’s officers and directors. Please see page 42 of the Amendment.

Where You Can Find More Information, page 60

5.	We note your response to comment 9 in our letter dated September 26, 2012. Please also include the Form 8-K filed on October 18, 2012 in the list of documents incorporated into the registration statement by reference. We also note the language that you have included in the penultimate paragraph on page 62. While we note that this language conforms with the requirements of Item 11 of Form S-4, please note that this language does not conform with the language set forth in Section 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations and you will continue to be required to specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the effective date of the registration statement. Alternatively, please include the language set forth in Section 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment. The Company has revised its disclosure to indicate that it is incorporating by reference into the Proxy Statement/Prospectus each additional document filed with the Commission pursuant to the Securities Exchange Act of 1934 from the date of the initial filing of the Registration Statement until the date of the BSWC Special Meeting. Please see page 62 of the Amendment.

Part II – Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

Exhibit 8.1

6.	Please have counsel revise the second full paragraph on page 3 of the opinion to state explicitly that the disclosure in the prospectus constitutes counsel’s opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please also have counsel revise the references to the tax section of the prospectus in the second full paragraph on page 3 and the last paragraph on page 3 to reflect the appropriate title of such section.

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

October 29, 2012

Response: The Company acknowledges the Staff’s comment. The Company has provided a revised version Exhibit 8.1 as requested and filed the revised version of Exhibit 8.1 with the Amendment.

Exhibit 8.2

7.	Please have counsel revise the paragraph beginning at the end of page 2 of the opinion to state explicitly that the disclosure in the prospectus constitutes counsel’s opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please also have counsel revise the references to the tax section of the prospectus in the paragraph beginning at the end of page 2 and the last paragraph on page 3 to reflect the appropriate title of such section. .

Response: The Company acknowledges the Staff’s comment. The Company has provided a revised version of Exhibit 8.2 as requested and filed the revised version of Exhibit 8.2 with the Amendment.

8.	Please delete as inappropriate the assumptions contained in the second sentence of the first full paragraph on page 2.

Response: The Company acknowledges the Staff’s comment. The Company has provided a revised version of Exhibit 8.2 as requested and filed the revised version of Exhibit 8.2 with the Amendment.

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

October 29, 2012

* * * * * *

Should the Commission have any questions or comments, please feel free to call me at (860) 664-6030 or Edward B. Whittemore of Murtha Cullina LLP at (860) 240-6075.

Sincerely,

CONNECTICUT WATER SERVICE, INC.

By:	/s/ David C. Benoit
Name: David C. Benoit
Title: Vice President – Finance, Chief Financial Officer and Treasurer

cc:	Lisa Kohl, SEC Staff Attorney
Lilyanna Peyser, SEC Staff Attorney
Eric W. Thornburg
Edward B. Whittemore